February 26, 2021 VIA EDGAR United States Securities and Exchange Commission Division of Corporation Finance Office of Real Estate & Construction 100 F Street, NE Washington, D.C. 20549

Attn:	Ronald (Ron) E. Alper

Re:	InterPrivate III Financial Partners Inc.

Draft Registration Statement on Form S-1

Submitted January 26, 2021

Form S-1

Filed February 17, 2021

File No. 333-253189

Dear Mr. Alper:

On behalf of our client, InterPrivate III Financial Partners Inc. (the “Company”), we are writing to submit the Company’s responses to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) set forth in its letter, dated February 25, 2021, relating to the Company’s Draft Registration Statement on Form S-1 submitted to the Commission on February 26, 2021 and the Company’s Form S-1 filed with the Commission on February 17, 2021 (the “Form S-1”).

The Company has filed via EDGAR Amendment No.1to its Registration Statement on Form S-1 (the “Amendment No. 1”), which reflects the Company’s responses to the comments received by the Staff and certain updated information.

We have set forth below the comment of the Staff in bold and the Company’s response thereto. Capitalized terms used herein but not defined herein have the meanings given to such terms in Amendment No. 1.

Form S-1

Summary

Our Company, page 2

1.	Please provide expanded disclosure of the relationship between InterPrivate III and the family offices you reference, including the nature of the family offices and the extent of such relationship. Please provide similar disclosure in the "Proposed Business" section on page 76.

Response: The Company has revised the disclosure on pages 2 and 76 of Amendment No. 1 to address the Staff’s comment.

The Offering, page 9

United States Securities and Exchange Commission

February 26, 2021

2.	We note that you are registering the offering of the shares of common stock underlying the warrants because the warrants may be exercisable within one year. However, your disclosure reflects that as soon as practicable, but in no event later than 20 business days after the closing of your business combination you have agreed to file a new or post effective amendment to the registration statement. Please clarify your disclosure under Summary, Risk Factors and Description of Securities regarding the current registration of shares underlying the warrants and your plans to file Section 10(a)(3) updates.

Response: In response to the comment of the Staff, the Company has revised the disclosure on pages 11, 59 and 118 to (i) clarify that the Company is registering the shares of Class A common stock issuable upon exercise of the warrants because the warrants will become exercisable 30 days after the completion of the Company’s initial business combination, which may be within one year of the Company’s initial public offering, and (ii) explain that, in order to comply with the requirements of Section 10(a)(3) of the Securities Act following the consummation of the Company’s initial business combination, the Company has agreed to file a post-effective amendment or a new registration statement as soon as practicable, but in no event later than 20 business days after the closing of the Company’s initial business combination. The Company respectfully advises the Staff that it would not be subject to a Section 10(a)(3) update requirement until the consummation of the Company’s initial business combination because the warrants will not become exercisable until 30 days after such time as, in accordance with the Staff’s position in Securities Act Sections Compliance and Disclosure Interpretations 239.05, the Company need not file a post-effective amendment or new registration statement for the exercise of the warrants while the warrants are not “in the money,” or not exercisable.

3.	We note your disclosures on page 25 that there will be no restrictions of payments to insiders and that you expect payment of consulting fees, success or finder fees to your sponsor officers, directors, initial stockholders or affiliates. This disclosure contradicts disclosure on page 112 which indicates that no compensation of any kind, including finders fees and consulting fees will be paid by the company to any sponsor, executive officer, director or respective affiliate. Please revise to address the apparent contradiction or provide clarification.

Response: The Company has revised the disclosure on pages 102, 107 and 112 of Amendment No. 1 to address the Staff’s comment.

Conflicts of Interest, page 25

4.	Please expand your disclosures concerning conflicts of interest to indicate that Ahmed Fattouh and Brandon Bentley are also managers of InterPrivate LLC, as noted on pages 105 and 106. Where appropriate, please provide similar disclosure, including your risk factor disclosures.

Response: The Company has revised the disclosure on pages 7, 26, 52 and 81 of Amendment No. 1 to address the Staff’s comment.

United States Securities and Exchange Commission

February 26, 2021

5.	Please expand your disclosure to also identify the following as conflicts of interest:

●	the difference in investment per share paid by your founders; and

●	the founder shares and warrants will be worthless in the event a business combination is not completed and you liquidate.

Response: The Company has revised the disclosure on page 26 of Amendment No. 1 to address the Staff’s comment.

Summary Financial Data, page 28

6.	Please explain why you are presenting liability and redeemable ordinary share balances for January 13, 2021 as adjusted, that are different from those presented on page 70.

Response: The Company has revised the disclosure on page 29 of Amendment No. 1 to address the Staff’s comment.

* * *

United States Securities and Exchange Commission

February 26, 2021

Please do not hesitate to contact Joel Rubinstein of White & Case LLP at (212) 819-7642 with any questions or comments regarding this letter.

Sincerely,

/s/ Joel Rubinstein

cc:	Ahmed Fattouh, InterPrivate III Financial Partners Inc.

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